Form 51 - 102F3

Material Change Report

1. Name and Address of Company

KWESST Micro Systems Inc. ("KWESST" or the "Company")

2900-550 Burrard St.

Vancouver, British Columbia, V6C 0A3

2. Date of Material Change

April 9, 2024.

3. News Releases

KWESST issued press releases with respect to the material changes described below on April 9, 2024 via NewsFile Corp.

4. Summary of Material Changes

KWESST closed on April 9, 2024 its previously announced underwritten public offering of common shares and pre-funded warrants for aggregate gross proceeds of approximately US$1,000,000.

5. Full Description of Material Changes

5.1. Full Description of Material Changes

On April 9, 2024, (the "Closing Date"), KWESST completed its previously announced underwritten public offering of 735,000 common shares and 803,500 pre-funded warrants with an exercise price of $0.001 (the "Pre-funded Warrants") at a public offering price of US$0.65 per share and US$0.649 per Pre-funded Warrant, less the underwriting discount (the "Offering"). The gross proceeds from the Offering, before deducting the underwriting discount of US$0.04875 per common share (being an aggregate of US$75,002 or 7.5% of the public offering price of the securities) and estimated offering expenses payable by the Company, were approximately US$1,000,000. In addition, the Company issued to the underwriter as compensation for its services 76,925  common share purchase warrants with an exercise price of US$0.8125 per share. All of the common shares and Pre-funded Warrants were offered by the Company.

ThinkEquity acted as sole book-running manager for the Offering.

The Company intends to use the net proceeds from the Offering primarily for working capital requirements, general corporate purposes and the advancement of its business objectives.

The offering was made pursuant to an effective shelf registration statement that has been filed with the U.S. Securities and Exchange Commission (the "SEC"). The final prospectus supplement relating to the offering was filed with the SEC and is available on the SEC's website at http://www.sec.gov. Copies of the final prospectus supplement and the accompanying prospectus relating to the offering may be obtained from ThinkEquity, 17 State Street, 41st Floor, New York, New York 10004. Attention: Prospectus Department.

5.2. Disclosure required for a "Restructuring Transaction"

Not applicable.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

The executive officer who can answer questions regarding this report is Mr. Kris Denis, Chief Financial Officer and Chief Compliance Officer of KWESST. Mr. Denis can be reached at (613) 250-9752 or denis@kwesst.com.

9. Date of Report

April 19, 2024.